Mail Stop 3561

July 28, 2006

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

   Re: Retail Ventures, Inc.
   Amendment No. 2 to Registration Statement on Form S-3
   Filed July 17, 2006
   File No. 333-134225

Dear Mr. McGrady:

        We have reviewed your amendment and have additional comments. Please respond to our comments as appropriate. After reviewing this information, we may raise additional comments. Please note that we are still reviewing your response to comment 2 in the letter dated July 14, 2006 and may have further comments.

United States Federal Income Tax Consequences, page 44

   1. Please delete the references throughout this section indicating that the disclosure is a summary since you have not filed a long-form tax opinion and therefore the disclosure in this section constitutes your tax opinion. Please identify tax counsel in this section, and clarify throughout which matters are the opinion of counsel.

Exhibit 5.1

   2. Counsel should confirm our understanding that its reference to the "General Corporation Law of Ohio" includes the statutory provisions and also all applicable provisions of the state constitution and reported judicial decisions interpreting these laws.

   3. Please remove the statement indicating that counsel has no duty to update or supplement the opinion or file an opinion dated as of the effective date of the registration statement.

Exhibit 5.2

4. Please file a final opinion. We note bracketed information in the opinion you have filed.

Exhibit 8.2

5. We note your disclosure in the last two paragraphs on the bottom of page 4 that the discussion in the registration statement is a "fair and accurate summary of the United States federal tax consequences . . . ." Counsel must opine on the tax consequences and not the manner in which they are described in the prospectus. Please revise.

6. Please remove the limiting language in the last paragraph of the opinion that indicates that the opinion "is solely for the Underwriter's benefit . . . ." Please delete the disclosure that suggests investors are not entitled to rely on this opinion. Please file a tax opinion addressed to the company.

*****

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert M. Chilstrom, Esq.
        Fax: (917) 777-2588